SEC FILE #82-1852

[redacted]

05013382

RECEIVED
2005 DEC 19 P 4:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATLAS PACIFIC LIMITED

ACN 009 20 053

Shareholder Update No. 31, December 2005

SUPPL

CHAIRMAN'S MESSAGE

Dear Shareholder,

The Company has grown from strength to strength over the past twelve months. The vast improvement in the Company's fortune this year resulted from increased numbers of seeded pearl oysters, harvested pearls and pearl oysters available for future use as well as improvements in pearl quality and the development of new farm and hatchery sites. In addition, we have commenced a research programme which I am sure, will lead to further improvements in farming efficiency and pearl quality.

I am confident these developments will continue to advance the Company's position. All of these improvements are due to the loyalty and dedication of the Company's management and staff in a challenging and sometimes very difficult environment.

Looking forward, the Board is committed to examining the strategic framework of its operations to ensure future success.

Finally, I join with Joseph in wishing all shareholders a safe and happy season and a prosperous New Year and thank my fellow directors and all our staff for their strong commitment to the Company's future.

GEORGE SNOW
Chairman

CORPORATE

The financial result to mid-year 2005 was released in September and showed that the Company had returned to profit. As at June 31, 2005 the Company had recorded a profit of $664,199. We are very pleased to say that, as anticipated, the position has further improved during the second half of this year. A definitive figure for 2005 will not be available until early next year; however, we are confident of finishing the year with a profit of at least $1.5M. As a result, the board has announced the payment to Shareholders of an interim dividend of 1 cent per ordinary share. The payment of this fully franked dividend will be made on December 29.

OPERATIONAL

Hatchery/Grow-out

The 2005/2006 breeding season commenced in late September. We are pleased to report that production from both the Penyabangan hatchery in North Bali and the joint hatchery in West Lombok has resulted in commercial numbers of young pearl oysters. The first round of grading these oysters has started and we are very happy with the results to date.

Further production trials are scheduled for December and January.

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au

Pearl Farming Activities
The Company has well and truly exceeded our target of seeding 300,000 pearl oysters per annum. At the time of writing, over 350,000 oysters had been seeded at the Company's sites in Alyui Bay and Bali. This is another milestone event and credit is due to the hard working teams at all our farm sites.

The final major harvest for the year was completed at Alyui Bay in late August. Pearls harvested this year have shown a significant improvement in quality, and consequently price, when compared to pearls harvested in 2004. In particular, pearls harvested this year showed exceptional consistency in colour with over 99% being white. We are unaware of any other company producing such a high percentage of white South Sea pearls. This is a clear indication that the Company's selective breeding programme is working.

New Developments
The pearl farm at Karang Asem is now home to over 60,000 maturing pearl oysters. Many of these oysters will be ready for seeding in the first half of 2006. We expect the major part of the development of this site to be completed by the middle of 2006.

A third site for pearl farming in Bali has been granted near Nusa Lembongan Island on Bali's south coast. Aside from focusing on pearl production, the farm will also be the basis of a joint venture tourist operation with the well respected Australian company Bali Hai Cruises. Development of the site and associated tourism venture started in late November and should be open to the visiting public in February 2006.

Marketing
In a competitive market, Pearlautore International has succeeded in selling the majority of the pearls harvested by the Company this year. Particularly good results were achieved during November and early December with higher prices achieved than for 2004.

The Bali based marketing division has grown significantly since the last update. Natalie Moss has been employed as our Marketing Manager and has quickly moved to strengthen the human resource side of the department. There is now six national staff working with Natalie including a graphic designer, a retail manager and several retail supervisors and tour guides. The focus over the coming weeks will be preparing for the launch of the Nusa Lembongan venture. Emphasis has been placed on developing a show case for our pearls and pearl jewellery. This is an exciting new project for the Company as Bali Hai Cruises has the capacity to deliver in excess of 100 guests daily.

Guest facilities at North Bali are being further improved during the quite period before Christmas. The marketing team are now working on special interest tours to the farm from the southern resort areas.

Research and Development
Work on further developing our ability to assign a DNA pedigree to our pearl oysters is progressing with James Cook University. Preliminary results using the new technology are encouraging. Oysters produced last year as part of the selective breeding programme are now almost a year old and we are currently pooling survival and growth data for analysis. Whilst we are still in the early stages of the research project, we are already seeing distinct differences in terms of performance amongst family groups

CONCLUSION

2005 has seen a return to fortune for the Company and the board believes this to be the start of even better things to come in 2006. Indications are that the Company will see a further significant improvement in revenue and consequently profit as more pearls are harvested and sold next year. The Company is now in a strong position and eagerly anticipates the next twelve months. To this end I would like to express my thanks to the dedicated and hard working staff of Atlas Pacific Limited and PT Cendana Indopearls. On behalf of the board and management of Atlas Pacific Limited I wish all our Shareholders the very best for the festive season and a safe and prosperous New Year.

JOSEPH TAYLOR
Managing Director

Waigeo Island
West Papua


PACIFIC OCEAN
INDONESIA




INDONESIA
INDIAN OCEAN

Bali/Lombok Region

1. Penyabangan
2. Karang Asem
3. Nusa Lembongan
4. Malaka, W. Lombok (JV)